Filed pursuant to Rule 253(g)(2)

File No. 024-12417

SUPPLEMENT DATED DECEMBER 18, 2024
TO OFFERING CIRCULAR DATED JULY 21, 2024

AtomBeam Technologies Inc.
1036 Country Club Dr, Suite 200
Moraga, CA 94556
https://atombeamtech.com/

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated July 21, 2024 (the “Offering Circular”) of AtomBeam Technologies Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available HERE.

More recent financial information about the Company is available on its special financial report on Form 1-SA for the six month period ended June 30, 2024 found HERE, and supplements the information contained in the Offering Circular.

Termination of AtomBeam Technologies Inc.’s Regulation A Offering

For business reasons, the Company is extending the termination date for the offering for its Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after January 30, 2025 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.